UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Millendo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60040X103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040X103		13G	Page 2 of 4 Pages

1	Names of Reporting Persons Roche Finance Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,089,180

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,089,180

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,180

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.2%

12	Type of Reporting Person CO

CUSIP No. 60040X103	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Millendo Therapeutics, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 110 Miller Avenue, Suite 100, Ann Arbor, MI 48104

Item 2(a).	Name of Persons Filing: Roche Finance Ltd
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of Roche Finance Ltd is Grenzacherstrasse 122, 4070 Basel, Switzerland.
Item 2(c).	Citizenship: Switzerland
Item 2(d).	Title of Class of Securities: Common stock, $0.001 par value (the “Common Stock”).
Item 2(e).	CUSIP Number: 60040X103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) 1,089,180
(b) 6.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,089,180
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition: 1,089,180
(iv) Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 60040X103	13G	Page 4 of 4 Pages
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2020

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein	By:	/s/ Dr. Felix Kobel
	Carole Nuechterlein, Authorized Signer		Dr. Felix Kobel, Authorized Signatory